Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

November 24, 2009	For Immediate Release

NEWS RELEASE
GREAT PANTHER ANNOUNCES NEW HIGH GRADE DEVELOPMENT AT
TOPIA MINE

GREAT PANTHER RESOURCES LIMITED (TSX: GPR, the “Company”) is pleased to provide an update on the successful mine development of three areas hosting high grade silver-gold-lead-zinc mineralization at the Topia Mine. The three development areas are along the San Gregorio, Rosario and Don Benito veins. As part of the mine expansion plans (GPR news release September 16, 2009), these and other veins at the Topia mine will contribute substantially to future success. Plan maps and sections can be viewed at http://www.greatpanther.com/s/TopiaMine.asp.

At the San Gregorio vein, development since the last update (GPR news release January 26, 2009) includes further advance west on the vein which includes a portion measuring 100 metres along strike averaging 1,949g/t silver, 0.28g/t gold, 10.36% lead, and 17.68% zinc over an average 0.54 metre width. In addition, sub-level development and stoping has commenced further west from the aforementioned vein portion and averages 1,809g/t silver, 0.41g/t gold, 5.84% lead, and 14.76% zinc along a 70 metre strike length, with an average 0.34 metre width. Further development of the San Gregorio vein to depth is being planned. There is a 300 metre strike length of high grade mineralization on the San Gregorio vein and a series of old workings by a previous operator follow the vein another 450 metres WSW. Further to the WSW, the San Gregorio Vein has been traced on surface for about one kilometre more, bringing the total known strike extent to about two kilometres. Other productive veins in the Topia District extend for 3 to 4 kilometres along strike.

At the Rosario vein, development since the last update (GPR news release January 26, 2009) includes further advance eastward on the vein along the 1680 level, sub-level development, and a raise to the old development on the 1710 level. The easternmost 100 metres of strike along the 1680 level averaged 1,285g/t silver, 0.2g/t gold, 7.05% lead, and 9.33% zinc over a 0.54 metre width. A sublevel developed along a 70 metre strike length averaged 1,164g/t silver, 0.23g/t gold, 6.69% lead, and 7.07% zinc over a 0.43 metre width. The raise from the 1680 to 1710 level, a vertical distance of 30 metres, averaged 1,421g/t silver, 0.09g/t gold, 7.99% lead, and 8.09% zinc over the vein width of 0.21 metres. Including the old 1710 level workings and the Company's new development, there is approximately 300 metres of strike length of high grade mineralization currently being developed on the Rosario Vein.

Along the Don Benito vein, development is ongoing from the main access points at Crucero 9N (1420 level) and Dos Amigos (1500 and 1534 levels). Also, a new sublevel is in progress on the 1565 level, and raises have been completed from the 1420 to 1500 level, 1500 to 1534 level, and 1534 to 1585 level. Along much of the Don Benito vein, the structure has split into two veins named Don Benito North and Don Benito South. At depth, above the 1420 level, the North and South veins merge back into a single vein. Presently, most of the development is along the Don Benito North vein, as infrastructure is put into place.

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

On the 1500 level, 170 metres of new development eastward along the strike length of Don Benito North averaged 654g/t silver, 1.67g/t gold, 6.57% lead, and 12.33% zinc with a thickness of 0.56 metres. Parallel development, about 5 metres south, and along 100 metres strike of the Don Benito South vein averaged 977g/t silver, 3.82g/t gold, 14.4% lead, and 19.81% zinc with a thickness of 0.41 metres. On the 1534 level, new development along a 104 metre strike length of the Don Benito North vein averaged 573g/t silver, 2.87g/t gold, 14.8% lead, and 15.48% zinc with an average thickness of 0.61 metres. Development on the 1534 level of the Don Benito South vein has not yet commenced pending the arrival of new underground equipment.

A raise on the Don Benito North vein from the 1534 level to the 1565 sub-level along a 33 metre length averaged 527g/t silver, 3.64g/t gold, 14.16% lead, and 16.38% zinc over a width of 0.43 metres. On the 1565 sub-level, new development along 68 metres of strike on the Don Benito North Vein averaged 564g/t silver, 1.55g/t gold, 16.57% lead, and 6.86% zinc with a thickness of 0.23 metres. New underground drill stations are being planned for the 1500 and 1585 levels to test the eastern extent of the Don Benito veins. A ramp has been driven from the 1500 level to the 1470 level, and is presently being developed to the east, to better establish access for exploitation.

Given the narrow widths of the veins in the Topia District, Great Panther is continuing to successfully use the resue mining method to minimize dilution. This methodology, along with the high grades of the mineralization, is resulting in an excellent profit margin. A recent surface diamond drilling program, targeting a number of veins, including San Gregorio and Rosario, has been completed while underground drilling on the Don Benito vein is ongoing. Assay results from drilling will be announced in the near future.

All development on vein at Topia is systematically channel sampled and the samples are assayed in the on-site laboratory for gold, silver, lead, zinc, and iron. Monthly, a 5% random set of pulps are assayed by SGS at the Company's Guanajuato Mine site laboratory as duplicate quality control. All Topia Mine surface sampling and drill core samples are assayed by SGS at the Company's Guanajuato Mine site laboratory. Robert F. Brown, P. Eng and Vice President of Exploration for the Company, is the Qualified Person for the Topia Mine Project, under the meaning of NI 43-101, and has reviewed these results. The Company's QA/QC program includes the regular insertion of blanks and standards into the sample shipments.

For further information please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer
President & CEO

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parametres as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.